UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0001171838

CUSIP Number: 86726Q104

(Check one:)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2020
[ ]Transition Report on Form 10-K [ ]Transition Report on Form 20-F [ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended: ______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Sundance Strategies, Inc.

Former Name if applicable:	Java Express Inc

Address of Principal Executive Office:	4626 North 300 West Provo, Utah 84604

PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant’s Quarterly Report on Form 10-Q for the period ending June 30, 2020, could not be filed without unreasonable effort or expense within the prescribed time period because we require additional time to compile and verify the data required to be included in the report. The Company expects to file the Form 10-Q on or before Wednesday, August 19, 2020, in full compliance with the rules of the Commission.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Randy Pearson, President (801) 550-7540

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) [X] Yes [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sundance Strategies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Sundance Strategies, Inc.

Date: August 14, 2020	By:	/s/ Randall F. Pearson
Randall F. Pearson President